Issuer Free Writing Prospectus

Filed by: Summit Midstream Partners, LP

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-197311

$500,000,000

Summit Midstream Holdings, LLC
Summit Midstream Finance Corp.

5.75% Senior Notes due 2025

February 8, 2017

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated February 8, 2017. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Supplement have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 5.75% Senior Notes due 2025

Issuers:	Summit Midstream Holdings, LLC Summit Midstream Finance Corp.

Guarantee:

Fully and unconditionally guaranteed on a joint and several basis by Summit Midstream Partners, LP (the “Partnership”), Grand River Gathering, LLC, DFW Midstream Services LLC, Bison Midstream, LLC, Red Rock Gathering Company, LLC, Epping Transmission Company, LLC, Polar Midstream, LLC and Summit Midstream OpCo GP, LLC and certain of the Partnership’s future subsidiaries.

Principal Amount:	$500,000,000

Net Proceeds:	$493,750,000

Title of Securities:	5.75% Senior Notes due 2025

Final Maturity Date:	April 15, 2025

Issue Price:	100.000%, plus accrued interest, if any, from February 15, 2017

Coupon:	5.75%

Yield to Maturity:	5.75%

Interest Payment Dates:	April 15 and October 15, beginning on October 15, 2017

Record Dates:	April 1 and October 1

Optional Redemption:

On and after April 15, 2020, the Issuers may redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on April 15, of the years indicated below:

	Year	Price
	2020	104.313%
	2021	102.875%
	2022	101.438%
	2023 and thereafter	100.000%

Prior to April 15, 2020, the Issuers may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus the Make Whole Premium at the redemption date, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Optional Redemption with Equity Proceeds:	Prior to April 15, 2020 up to 35% at 105.750%, plus accrued and unpaid interest on the notes, if any, to, but not including, the applicable redemption date

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

 Morgan Stanley & Co. LLC

Regions Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Comerica Securities, Inc.

Advisors:	ZB, N.A. dba Amegy Bank Cadence Bank, N.A.

Trade Date:	February 8, 2017

Settlement Date:

February 15, 2017 (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing of the notes or on the next succeeding two business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered (Registration No. 333-197311)

CUSIP:	86614W AD8

ISIN:	US86614WAD83

Changes from Preliminary Prospectus Supplement

Material  United States Federal Income Tax Consequences

The tenth and eleventh bullet points of the second paragraph under the heading “Material United States Federal Income Tax Consequences” on page S-74 of the Preliminary Prospectus Supplement shall be revised to reflect the revisions indicated by the blacklined language below:

•                  persons holding the notes as part of a hedge, straddle or other risk reduction strategy or as ~~persons tendering the 2021 notes pursuant to the tender offer~~ part of a conversion transaction or other integrated investment;

•                  ~~part of a conversion transaction or other integrated investment~~persons tendering the 2021 notes pursuant to the tender offer; and

The following clause is added to the first sentence of the first paragraph under the heading “Material United States Federal Income Tax Consequences—Tax Consequences to Non-United States Holders—Payments of Interest” on page S-76 of the Preliminary Prospectus Supplement with appropriate adjustments for capitalization in the remainder of the sentence:

Subject to the discussion of backup withholding and FATCA withholding below,

The Issuers have filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.